FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of October 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10 notification of major interests in shares, dated 6 October 2004
Schedule 10 notification of major interests in shares, dated 11 October 2004
Disclosure of interest and directors’ interest in shares

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

167,557 shares

6. Percentage of issued class

0.16%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

7 October 2004

11. Date company informed

8 October 2004

12. Total holding following this notification

13,962,557 shares

13. Total percentage holding of issued class following this notification

13.05%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary

+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

11 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 12 October 2004, in accordance with the provisions of Sections 198-202 of the Companies Act 1985, that as a result of the reverse take-over of F&C Management Ltd by ISIS Asset Management plc on 11 October 2004 the following fund management companies in the Friends Provident group are interested in Acambis shares referred to below through client holdings:

F&C Asset Management plc is interested in 10,783,336 shares of 10p each representing 10.08% of the issued share capital of the Company.

Such interest includes the material interest of the client of ISIS Asset Management plc referred to below. The shares are registered as follows:

Name of client	No. of shares	%	Name of registered holder

British Assets Trust	225,168	0.21	Chase Nominees Ltd
Investors Capital	114,302	0.11	Chase Nominees Ltd
I&S ISIS Trust plc	241,480	0.23	Chase Nominees Ltd
Presbyterian Church Fund Detail	3,367	0.0031	HSBC GS Nominees Ltd
Pool Reinsurance Co Ltd	403,153	0.38	Nortrust Nominees Ltd
RSALI Life Equity Fund	81,240	0.08	Chase Nominees Ltd
RSALI Life Income Distribution Fund	65,390	0.06	HSBC GS Nominees Ltd
RSALI Life Emerging Companies Fund	4,688	0.0044	Chase Nominees Ltd
RSALI Pension Equity Fund	1,537,220	1.45	Chase Nominees Ltd
RSA Plc New UK Equity Fund	81,161	0.08	Chase Nominees Ltd
Phoenix Life Par Fund	64,960	0.06	Chase Nominees Ltd
RSALP Fund Account No. 4 – Client Executive	8,916	0.01	Chase Nominees Ltd
RSA Life and Pensions (RSALP) Fund	381,620	0.36	Chase Nominees Ltd
Sun Alliance & London Assurance Co (SALAC)	246,786	0.23	Chase Nominees Ltd
Global Inv Pfolio – UK Fund	15,000	0.01	Chase Nominees Ltd

Such interest includes the material interest of the client of F&C Asset Management Ltd referred to below:

Name of client	No. of shares	%	Name of registered holder

Univ of Cambridge Amalgamated Fund	110,333	0.10	Chase Nominees Ltd
Christ’s College	11,000	0.01	Chase Nominees Ltd
Foreign & Colonial Investment Trust Plc	745,359	0.70	Chase Nominees Ltd
Cambridge Colleges Fed Pension	28,887	0.03	Chase Nominees Ltd
Electricity Association Servs Group Trustee Limited	12,126	0.01	BNY (OCS) Nominees Ltd
Alfred McAlpine Group of THEESPS	10,225	0.01	BNY (OCS) Nominees Ltd
E. on UK Trustees Ltd – EME Section	121,529	0.11	BNY (OCS) Nominees Ltd
F&C Management Pension Fund	30,483	0.03	Chase Nominees Ltd
Goodwood Pension Scheme	11,541	0.01	Chase Nominees Ltd
Rhondda Cynon TAF Countyborough Council Super Fund	247,805	0.23	Chase Nominees Ltd
Salvation Army Employee Pension fund	27,451	0.03	Chase Nominees Ltd
Southern Elec Group (EQ) Global Local Equity Fund	497,574	0.47	BNY (OCS) Nominees Ltd

Such interest includes the material interest of the client of ISIS Managed Pension Funds referred to below:

Name of client	No. of shares	%	Name of registered holder

ISISMPF Balanced Ethical Fund	641	0.0006	Citifriends
ISISMPF Equity Fund	261,616	0.25	Citifriends
FPLLA Life Monthly	294,705	0.28	HSBC GS Nominees Ltd

Such interest includes the material interest of the client of ISIS Corporate Pension Funds referred to below:

Name of client	No. of shares	%	Name of registered holder

FPCP Shareholders Fund	12,230	0.01	HSBC GS Nominees Ltd
FPLP Shareholder Retained Cap Fnd	322,116	0.30	Citifriends
Friends Provident Main Fund	1,225,121	1.15	HSBC GS Nominees Ltd
FPLAL A/c Closed Fund	65,980	0.06	Citifriends
FPLAL A/c Life Mixed	24,501	0.02	Citifriends
FPLAL A/c Pension Mixed	80,537	0.08	Citifriends
FPCP Equity Fund	1,492,916	1.41	HSBC GS Nominees Ltd
FPCP Secure Growth Non-Linked	54,717	0.05	HSBC GS Nominees Ltd
FPCP International Fund	152,615	0.14	HSBC GS Nominees Ltd

Such interest includes the material interest of the client of Friends Provident Unit Managers referred to below:

Name of client	No. of shares	%	Name of registered holder

ISIS INV FUNDS ICVC III UK Ethical Fund	27,508	0.03	Chase Nominees Ltd
ISIS Inst Inv Fund ICVC Inst UK Equity Fund	817,068	0.77	Chase Nominees Ltd
ISIS Investment Funds ICVC UK Equity Fund	464,875	0.44	Chase Nominees Ltd
ISIS Investment Funds ICVC FTSE All Sh Tracker	25,229	0.02	Chase Nominees Ltd
ISIS Inv Funds ICVC II UK Smaller Co Fund	132,197	0.12	Chase Nominees Ltd

In addition, F&C Asset Management plc, as the holding company of the company(s) referred to in the paragraph(s) above, is also interested in those shares. Furthermore, Friends Provident Life Office, as the holding company of F&C Asset Management plc, is also interested in the shares referred to above.

This notification supersedes all previous notifications given by members of the Friends Provident group in relation to shares. (It also supersedes all previous notifications given by members of the Friends Provident group on behalf of the client(s) named above in relation to shares).

-ends-

Enquiries:
Elizabeth Brown, Company Secretary
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

1,632,892 shares

6. Percentage of issued class

1.53%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

30 September 2004

11. Date company informed

5 October 2004

12. Total holding following this notification

12,227,892 shares

13. Total percentage holding of issued class following this notification

11.49%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary

+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

6 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

567,108 shares

6. Percentage of issued class

0.53%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

1 October 2004

11. Date company informed

5 October 2004

12. Total holding following this notification

12,795,000 shares

13. Total percentage holding of issued class following this notification

12.02%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary

+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

6 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Directors' interest in shares

Cambridge, UK and Cambridge, Massachusetts – 13 October 2004 – Acambis plc (“Acambis') announces that, on 12 October 2004, the following grants of options under the Acambis 1996 Approved Share Option Scheme (“1996 Scheme') and the Acambis 1999 Share Option Scheme (“1999 Scheme') were made to the following Executive Directors of Acambis:

Director	1996 Scheme share options	1999 Scheme share options	Total shares over which options held (Note 1)

Gordon Cameron	—	60,440	471,336
David Lawrence	10,989	117,216	128,205
Nicolas Higgins	—	34,066	347,529
Dr Thomas Monath	—	31,834	342,047

The share options were granted over ordinary 10p shares at an exercise price of 273p per share. The exercise periods for these grants are 12 October 2007 to 11 October 2014. No amounts were payable by the directors on the grant of these share options.

Note 1: the total shares over which options and long-term incentives (awarded under the Acambis Share Incentive Plan) are held following all the above transactions detailed within this news release.

-ends-

Enquiries:
Elizabeth Brown, Company Secretary
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications